Filed Pursuant to Rule 433
Dated March 10, 2006
Registration No. 333-126756
Supplementing Prospectus Supplement dated November 14, 2005 and
Prospectus dated July 21, 2005

Issuer:	Kimco Realty Corp.

Type:	Registered

Size:	$300,000,000

Expected Ratings:	(A- / Baa1)

Final Maturity:	March 15, 2016

Interest:	5.783%

First Interest Payment Date:	October 1, 2006

Denominations:	$1,000 and integral multiples thereof

Yield:	5.783%

Make-Whole Call:	10Yr T +15 bps

Pricing Benchmark:	US Treasury 4.50% of 2/15/2016

UST Spot (PX/Yield):	97-30/4.763%

Spread to Benchmark:	+102 bps

Price:	100%

Trade Date:	March 10, 2006

Settlement:	March 15, 2006 (T+3)

Net Proceeds:	$298,125,000

Ranking:	Senior unsecured

Bookrunners:	Banc of America Securities LLC, Merrill Lynch & Co., UBS Investment Bank

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement dated July 21, 2005 and the prospectus supplement dated November 14, 2005 and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free :

BANC OF AMERICA SECURITIES LLC	1-800-294-1322

MERRILL LYNCH	1-866-500-5408

UBS INVESTMENT BANK	1-888-722-9555 ext 1088